EXHIBIT 28

CLINTON GROUP HIGHLIGHTS THE OPTIONS AVAILABLE TO WET SEAL TODAY

NEW YORK, November 19, 2014 /PRNewswire/ -- Clinton Group, Inc., which together with its affiliates and funds (“Clinton Group”) is an owner of equity interests in Wet Seal, Inc. (NASDAQ:WTSL) ("Wet Seal" or the “Company”), today announced that it has sent a letter to the Board of Directors of Wet Seal detailing the multiple strategic and financial options to the Company today.

“We are confident Ed Thomas is executing the early stages of the turnaround. We are hopeful that the Board is exhaustively running down the myriad options available to the Company today to shore up its balance sheet and position itself for the future,” said Joseph A. De Perio, Senior Portfolio Manager of the Clinton Group.

A complete copy of the Clinton Group’s letter is below:

About Clinton Group, Inc.

Clinton Group, Inc. is a diversified asset management firm that is a Registered Investment Advisor. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

CONTACT: Clinton Group, Inc., +1-212-825-0400

CUSIP No. 961840105	SCHEDULE 13D/A	Page 1 of 3 Pages

[Clinton Group Letterhead]

November 19, 2014

The Wet Seal, Inc.

26972 Burbank

Foothill Ranch, CA 92610

Attn: Board of Directors

Ladies and Gentlemen:

I write on behalf of Clinton Group, Inc., the investment manager to various funds and partnerships (“Clinton Group”) that collectively own a meaningful stake in the common stock of Wet Seal Inc. (“Wet Seal” or the “Company”).

We acknowledge the swift efforts of returning CEO, Ed Thomas to reduce headcount, take steps to right-size the expense structure, assess the eCommerce strategy and assist in the merchant efforts. Despite the tectonic shift in leadership, the stock is down over 80% since the beginning of his tenure, a move we did not anticipate was in the realm of possibility when we suggested his name to the Board in August. We acknowledge that it is indeed “tough out there” in the marketplace and macro factors are headwinds. We also believe that there is significant confusion in the marketplace today regarding the equity commitment and planned rights offering announced in early September. Shareholders like us are wondering what to make of the Company’s liquidity needs and what the pro forma capital structure will be. Clarification on the Board’s intent and expected process set forth to the marketplace would go a long way to stemming the tide of uncertainty that appears to us to be reflected in the stock price at the moment.

The stock price action would imply a time of crisis and, as such, we would like to outline the options we believe are available to the Company today to avoid any such crisis.

Debt Financing

As of August 2, 2014, the Company had $28.7 million available of its $35 million senior revolving facility. This amount of liquidity available is subject to borrowing base limitations which we believe should be materially similar to last quarter. However, we strongly believe, based on discussions in the industry, that there are alternate lenders who would welcome the opportunity to displace Bank of America as the Company’s ABL lender at a higher capacity level. While this will come at a higher rate, we believe the Company can increase its available liquidity by 30%. We are hopeful you will engage in a dialogue with such interested groups and we intend to continue to introduce you to such lenders.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 3 Pages

Equity Financing

We believe most would agree that the Company’s equity financing transaction announced on September 3, 2014 has not been consummated as per the original intentions of the stakeholders negotiating the proposed transaction. It is clear to us that the Board’s position to ensure fairness to shareholders by structuring a two-step deal with a rights offering has indeed backfired, and time and downward market pressure has created more dilution then originally intended. We do not understand the Board's inertia in this matter and have questioned this path regularly since September. There are a number of institutions that committed to the September 3rd transaction that we believe would have interest in a non-registered deal such as a PIPE transaction or a different structured security. Upon circling anchor orders in such a transaction, the Board could go public and do an overnight deal ensuring all shareholders the ability to participate in such a transaction.

Real Estate Concessions

We are confident Mr. Thomas is doing all he can with his real estate counterparties today. Our hope is that a deal will coalesce with multiple landlords providing some relief in conjunction with the Company shoring up its balance sheet with both debt and equity financing. However, we are mindful that the macro environment is tough, and the Board should be developing a backup plan should the real estate counterparties be unforgiving.

Strategic Transaction

We are aware of a number of private equity firms with similar businesses to Wet Seal in their portfolios. We are also aware of a number of retailers that seek the retail footprint and infrastructure that Wet Seal possesses. As a result, we are confident that there are a number of strategic and financial investors that would back Mr. Thomas in a turnaround at Wet Seal. The Board should be running a tight process, not disruptive to management, to seek a transaction with these investors as a potential alternative for the company.

In addition to the strategic measures outlined, we are aware of the potential value of the Company’s net operating loss position (“NOLs”). We would urge the Board to take steps to preserve the inherent value in the NOL.

Our hope is that all of these work streams are happening behind the scenes, and that this letter simply reiterates ongoing exhaustive efforts. Communication to shareholders has been deficient, and our hope is that this is remedied in the near future. We also look forward to the timely completion of our recent books and records demand to examine the Company’s shareholder list.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 3 Pages

We stand ready to assist in any way we can and hope that the communication channel remains open. We can be reached at (212) 825-0400.

Sincerely yours,

//ss//

Joseph A. De Perio

Senior Portfolio Manager